================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
                  (Name, address and telephone number of person
                        authorized to receive notices and
                  communications on behalf of the person filing
                                   statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

THE FOLLOWING LETTER FROM JEAN-PIERRE RODIER, PECHINEY'S CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WAS SENT TO PECHINEY EMPLOYEES ON JULY 31, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE,
ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.

--------------------------------------------------------------------------------

                                 [Pechiney Logo]

                                                            Paris, July 31, 2003

Message from the Chairman & CEO to Pechiney Group personnel

Dear Sir, Madam,

As promised, I am writing to inform you about our position and the actions we have been taking to protect the company's interests since the start of Alcan's unsolicited proposed offer for Pechiney.

This week, I met the Group's French and European personnel representation bodies to review the new situation. I am also continuing the actions taken to keep our shareholders informed.

On July 28, at the meeting held to present the Group's financial results for the second quarter of 2003, the Board of Directors confirmed the position it had taken on July 8, i.e., the unsolicited proposed offer filed by Alcan is uncertain and in no way reflects the Pechiney Group's strategic value.

The many uncertainties relating to the very terms of Alcan's offer for Pechiney will probably make it a long and complicated process. I know that this situation is a source of questions or even frustration for you, especially as stock market regulations for public offer periods make the release of information difficult and sensitive, even to employees of the company in question.

What I can tell you is that all my efforts in the coming weeks will remain focused on the search for a solution that protects the interests of our company and its employees and shareholders. As soon as possible, I will keep you informed of any significant new facts.

I especially want to thank you for the commitment you show in your work and the energy you put into satisfying our customers.
That is the best possible safeguard for our future.


Sincerely,

/s/:  Jean-Pierre Rodier
-------------------------
Jean-Pierre Rodier
Chairman & CEO